Notice to the Oslo Stock Exchange



P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com



Ref.:
Rune Helland, VP Investor Relations, Tel: +47 22544411
Siv Merethe Skorpen, AVP Investor Relations, Tel.: +47 22544455

Date: 16 July 2003

ORK – Feldschlösschen sells bottling plant for DKK 100 million

Carlsberg Breweries A/S' Swiss subsidiary Feldschlösschen Getränke AG has entered into an agreement to sell its soft drink bottling plant in Eglisau to Thurella AG at a price of DKK 100 million.

Thurella shareholders are expected to approve the acquisition at an extraordinary general meeting on 12 August 2003, and to agree that Thurella takes over the plant including all the 110 employees on 1 January 2004.

Feldschlösschen has decided to sell the bottling plant in order to concentrate on its core businesses – production and sales of beer and mineral water.

Last year the plant in Eglisau filled 133 million bottles of soft drinks including Schweppes and Lipton Ice Tea, which will still be bottled in Eglisau. Feldschlösschen will continue to market these products.